
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 28, 2007

By U.S. Mail
Camlex Management (Nevada) Inc.
Agent for Service
Rostock Ventures Corp.
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

>   Re: **Rostock Ventures Corp.**
>   **Registration Statement on Form SB-2**
>   **File No. 333-144944**
>   **Filed July 30, 2007**

Dear Sirs:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that several other registrants share a number of similarities with you and your operations.   For example, you have filed a registration statement to register for resale shares purchased by several selling shareholders in an offshore transaction exempt under Regulation S. You own a 20 acre mining claim in the Yellow Pine Mining District of Clark County, Nevada that you acquired from Kimberly Sinclair in December 2006. You are currently in the exploration stage and have no revenues from operations. You obtained a geological evaluation

report on your property from Laurence Sookochoff, P. Eng. Your two officers do not reside in the United States and have no apparent pertinent mining experience. To date you have spent $7,500 in connection with your operations. You estimate your offering expenses will be $17,003, of which legal fees and expenses constitute $10,000 and that you will also have legal and accounting expenses of $15,000 for the next twelve months. You are represented by the O'Neill Law Group, and Camlex Management is your agent for service. Other registrants with similar structures, business plans, business addresses, properties, management experience, legal counsel and agents for service include Golden Claw Ventures Inc., Pengram Corporation, Columbus Ventures Inc., and Centrus Ventures, Inc.

With a view toward clarifying your disclosure, explain to us how these similarities came about. Based on publicly available disclosure, describe in each case what percentage of prior offerings by each company has been spent on mineral exploration. Also, describe for us how each of the promoters of Golden Claw, Pengram, Columbus and Centrus identified and caused each of the companies to acquire the property they own, including how the company became acquainted with the seller of the property. Tell us whether there is any affiliation between Multi Metal Mining Corp. and Kimberly Sinclair. We may have additional comments.

Rostock Ventures Corp.

Form SB-2

General

2. Describe for us supplementally how your two executive officers became acquainted with each other and how Rostock acquired its property, including how it became acquainted with Ms. Sinclair. Describe how the company identified the persons to whom it sold the stock in the private transaction that was exempt from Regulation S that is now being registered for resale in the SB-2.

The Offering

Offering Price, page 2

3. You state that you intend to apply to list on the OTC Bulletin Board. However, companies cannot apply to list on the OTC Bulletin Board. Rather, broker-dealers must file with the board to allow them to make a market in your stock. Please revise your disclosure accordingly throughout the prospectus, and state whether you have had any discussions with any broker-dealers about making a market in your stock.

Risk Factors

General, page 6

4. Please add a risk factor that addresses the risk to investors from a corporate governance perspective in having no independent directors and two executive officers, one of whom is located in the Czech Republic and the other in Saskatchewan, Canada, and neither of whom will spend more than limited time on your operations. Discuss also the risks to the company with regard to the approval of related party transactions, the compensation of the executive officers, the oversight of the accounting function, and the segregation of duties.

"Because our sole executive officer and director does not have formal training…," page 8

5. You state that you have only one executive officer, but on page 13 you list two executive officers. Please advise.

Management's Discussion and Analysis or Plan of Operations

Plan of Operation, page 24

6. Please update the table to state whether Phase II has been completed and to provide the status of Phase III.

7. You state that you plan to complete Phase II for a cost of $10,500, Phase III for a cost of $12,500 (depending on the results of Phase II), and Phase IV for $40,000 (depending on the results of Phase III) by January 2008. However, you also show your anticipated expenses for the next 12 months for mineral property and exploration to be $10,500, which is the cost of Phase II only. Please update this disclosure based on your response to our prior comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: O'Neill Law Group PLLC (via facsimile)
        D. Levy